

June 30, 2014

Mr. Paul N. Zyla
President
Xtra-Gold Resources Corp.
357 Bay Street, Suite 902
Toronto, ON, M5H 2T7
Canada

   Re: Xtra-Gold Resources Corp.
     Form 20-F for the Year Ended December 31, 2013
     Filed March 31, 2014
     File No. 333-139037

Dear Mr. Zyla:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

General

1. We note that you include a cautionary note to United States investors regarding mineral resources. Additionally we note that you disclose estimates of indicated and inferred resources. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(5)(3) of Industry Guide 7. Please revise your filing to remove the cautionary note and all estimates of mineral resources.

2.   We note your references to Canadian National Instrument 43-101 throughout your filing. Please be advised that as a company incorporated in the British Virgin Islands your disclosure in filings with the United States Securities and Exchange Commission should be in accordance to Industry Guide 7.

Controls and Procedures, page 109

A. Disclosure Controls and Procedures, page 109

3.   We note you have concluded that your disclosure controls and procedures are effective as of December 31, 2013. Please tell us how the deficiencies noted in our other comments affect your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2013. Please explain to us the factors you considered to support management's conclusion that disclosure controls and procedures were effective, or amend your Form 20-F to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

B. Management's Annual Report on Internal Controls over Financial Reporting, page 110

4.   We note you assessed and concluded on the effectiveness of your internal control over financial reporting as of December 31, 2012. Please amend your filing to disclose your assessment and conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2013.

D. Changes in Internal Control over Financial Reporting, page 110

5.   We note your disclosure addresses changes in your internal control over financial reporting that occurred during the fiscal year ended December 31, 2012. Please revise to disclose any changes in your internal control over financial reporting that occurred during the fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Financial Statements

6.   We note you present only two years of audited financial statements. Please amend your filing to include comparative audited financial statements that cover the latest three fiscal years. Please refer to Item 8.A.2 and the Instructions to Item 8.A.2 of Form 20-F. In addition, please expand the Operating and Financial Review and Prospects section to include the discussions of your financial condition, changes in financial condition and results of operations for all the periods presented as required by Item 5 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Raj Rajan at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining